

Mail Stop 4565

March 17, 2017

Jan-Anders Karlsson, Ph.D.
Chief Executive Officer
Verona Pharma PLC
3 More London Riverside
London SE1 2RE UK

>   **Re: Verona Pharma PLC**
>   **Amendment No. 2 to**
>   **Draft Registration Statement on Form F-1**
>   **Submitted March 3, 2017**
>   **CIK No. 0001657312**

Dear Dr. Karlsson:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Selected Consolidated Financial Data, page 63

1. Loss per ordinary share should be rounded to the nearest cent, in order not to imply a greater degree of precision than exists.

Jan-Anders Karlsson, Ph.D.
Verona Pharma PLC
March 17, 2017
Page 2

You may contact Vanessa Robertson at (202) 551-3649 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Nathan Ajiashvili, Esq.
Latham & Watkins LLP